Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Announces Record Q3 Revenue of USD $3,666,521 (CAD $5,128,715) an increase of 60% YoY.

Kidoz delivers record results, reinvests in technology to support scale up growth phase.

Vancouver, B.C. Canada, November 20, 2025 – Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (the “Company”), developer of the global AdTech platform delivering safe privacy-first, mobile gamer engagement at scale, announced today its unaudited condensed interim financial results for the quarter ended September 30, 2025. All amounts are presented in United States dollars and are in accordance with United States Generally Accepted Accounting Principles.

“During the third quarter, Kidoz made progress towards sustained profitability with significant increases in revenue and managed increases in costs designed to support the increased scale of business on our platform,” stated Jason Williams, the Company’s CEO. “In addition to achieving record Q3 revenues, we launched many new system features that have enabled a more optimized delivery of campaigns which has resulted in a beneficial financial performance. Our key objective in Q3 was to position the technology for stability ahead of the crucial holiday trading period to ensure we capture our pipeline of business and achieve record fourth quarter revenues and deliver annual profitability.”

Financial highlights Q3 2025 include:

●	Total Revenue of $3,666,521 an increase of 60% compared to Q3 2024 Total Revenue of $2,287,776.
●	Gross Profit of $1,877,511 an increase of 48% compared to Q3 2024 Gross Profit of $1,208,564.
●	Sales and Marketing expenditure of $339,217, an increase of 3% from $330,798 in Q3 2024.
●	Non-Capitalized R&D expenditures of $1,227,647, an increase of 51% from $810,933 in Q3 2024.
●	Operating expenses of $1,983,236, an increase of 23% from $1,618,571 in Q3 2024.
●	Net loss after tax of ($177,711), an improvement of $228,573, compared to a net loss after tax of ($406,284) in Q3 2024.
●	Adjusted EBITDA of ($91,927) compared to Adjusted EBITDA of ($256,822) in Q3 2024.
●	Cash of $1,790,483 and working capital of $3,204,557 as at September 30, 2025, compared to cash of $442,599 and working capital of $2,210,867 as at September 30, 2024 and cash of $2,780,517 and working capital of $4,219,588 as at December 31, 2024.
●	Negative Free Cash Flow for the nine months ended September 30, 2025 of ($972,758) compared to negative Free Cash Flow of ($1,035,900) for the nine months ended September 30, 2024.
●	Current ratio of 2.15 as at September 30, 2025, a positive increase compared to current ratio of 2.11 as at December 31, 2024 and a decrease compared to 2.29 as at September 30, 2024.

	Nine Months ended September 30, 2025	Nine Months ended September 30, 2024	Three Months ended September 30, 2025	Three Months ended September 30, 2024

Revenue:	$8,835,040	$6,560,022	$3,666,521	$2,287,776
Cost of sales	4,223,185	3,149,880	1,877,511	1,079,212
Gross profit	4,611,855	3,410,142	1,789,010	1,208,564
Total operating expenses	6,008,410	4,897,551	1,983,236	1,618,571
Loss after tax	$(1,289,051)	$(1,511,517)	$(177,771)	$(406,284)
Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.00)	$(0.00)

Kidoz CEO Jason Williams went on to say that “Kidoz has spent the last three years developing direct relationships with brand advertisers, adding to our long-standing re-seller partnerships, which has resulted in increased trust as we are able to demonstrate the unique capabilities of the Kidoz platform. These direct brand and agency relationships are giving partners the confidence to invest larger media budgets with Kidoz and to consider us as a preferred advertising partner. The third quarter saw an increase compared to the second quarter of 2025 which slowed from the effect of tariffs and the resulting uncertainty. When that uncertainty was removed, advertisers returned to the market with their budgets concentrated into the final portion of the year. This situation helped Kidoz to achieve a record third quarter performance and put the Company on a record trajectory for the remainder of the year.”

“Management believes that a major portion of our yearly revenue will be recorded in the upcoming fourth quarter, as in previous years, and that our performance, greatly improved by our fully expensed platform upgrades, will enable us to achieve profitability for fiscal 2025. Kidoz is engaged in the largest number of strategic advertising conversations than ever before in its history and our platform has many valuable features. We believe that the unique nature of our media and its ability to create ‘engagement at scale’ puts Kidoz into a strong position for future gains in market share.”

CAUTION REGARDING NON-GAAP FINANCIAL MEASURES

This press release refers to “Adjusted EBITDA” which is a non-GAAP financial measure that does not have a standardized meaning prescribed by GAAP. Adjusted EBITDA is not presented in accordance with, or as an alternative to, GAAP financial measures and may be different from non-GAAP measures used by other companies. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Investors are encouraged to review the GAAP financial measures included in the most recent Quarterly Form 6-K, including our unaudited consolidated financial statements, to aid in their analysis and understanding of our performance and in making comparisons.

We use Adjusted EBITDA internally to evaluate our performance and make financial and operational decisions that are presented in a manner that adjusts from their equivalent GAAP measures or that supplement the information provided by our GAAP measures. Adjusted EBITDA is defined by us as EBITDA (net income (loss) plus depreciation expense, amortization expense, interest, stock-based compensation and impairment of goodwill), further adjusted to exclude certain non-cash expenses and other adjustments. We use Adjusted EBITDA because we believe it more clearly highlights business trends that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from our results specific financial items that have less bearing on our core operating performance.

Our Adjusted EBITDA is reconciled as follows:

	Nine Months ended September 30, 2025	Nine Months ended September 30, 2024	Three Months ended September 30, 2025	Three Months ended September 30, 2024

Loss after tax	$(1,289,051)	$(1,511,517)	$(177,771)	$(406,284)
Less :
Depreciation and amortization	136,622	198,802	45,667	45,313
Income tax (recovery) expense	(73,573)	(919)	(955)	-
Interest and other income	(30,871)	(639)	(24,633)	(629)
Stock-based compensation	155,154	277,348	65,705	104,778
Adjusted EBITDA	$(1,101,718)	$(1,036,925)	$(91,927)	$(256,822)

Non-Capitalized Development	$3,348,816	$2,384,134	$1,227,647	$810,933

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or on the https://www.sedarplus.com website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (www.kidoz.net) is a global AdTech platform providing safe mobile gamer engagement at scale by delivering privacy-first, high-performance mobile advertising in the complex digital advertising ecosystem. With its proprietary SDKs and comprehensive end-to-end technology utilizing advanced contextual targeting tools like its Privacy Shield and Kite IQ, its AI engine, Kidoz enables high-performance ad experiences that adhere to COPPA, GDPR-K, and other global privacy standards.

The Kidoz platform enables app developers to monetize their apps with safe and relevant ads, while uniting brands with their customers in the mobile ecosystem. Google-certified and Apple-approved, the Kidoz network reaches hundreds of millions of users monthly, and is trusted by leading brands including Mattel, LEGO, and Disney. Kidoz offers curated direct managed and programmatic media solutions, including SSP, DSP, and Ad Exchange capabilities providing a platform for mobile app publishers to monetize their active users through display, rich media, and video ads. Trusted by top brands and developers, Kidoz runs campaigns in over 60 countries and generates the majority of its revenue from AdTech advertising.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 24, 2025, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.